Exhibit 99.1

Goldcorp Achieves 2017 Production and Cost Guidance; 20/20/20 Plan on Track

TSX: G   NYSE: GG

All amounts in $US

VANCOUVER, Jan. 16, 2018 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") is pleased to report its preliminary gold production for the fourth quarter and full year 2017 of 646,000 and 2,569,000 ounces, respectively, exceeding the midpoint of gold production guidance of 2,500,000 ounces. All-in sustaining costs ("AISC") for the full year are expected to be in line with the improved midpoint guidance of $825 per ounce. Goldcorp's complete 2017 financial results will be released on February 14, 2018.1,2

"Since we restructured our business during the first half of 2016 to drive a culture of accountability and sound operating principles, we have delivered consistent, predictable and low-cost gold production," said David Garofalo, President and Chief Executive Officer of Goldcorp.  "We are well underway to deliver on our 5-year plan of growing gold production and gold reserves by 20% and reducing AISC by 20% by 2021.  With the most robust growth pipeline among global senior gold companies, we are making an initial investment of $100 million in our long-term portfolio 'Beyond 20/20'.  Together with an enhanced exploration budget of $125 million, the objective of Beyond 20/20 is to maximize the net asset value of our existing mines and projects by continuing to grow low-cost gold production from our growing gold reserves."

Goldcorp will host its Investor Day on Tuesday, January 16, 2018 at 8:00am Eastern Time. The Company will provide a detailed update of its 20/20/20 plan, its exploration program and Beyond 20/20. The event will be available by webcast at www.goldcorp.com.

2018 Guidance in line with 20/20/20 plan2

Goldcorp expects to produce 2.5 million ounces (+/- 5%) of gold in 2018, in line with previous guidance; AISC are expected to decline further to approximately $800 per ounce (+/- 5%) as the Company continues to realize savings from its program targeting $250 million of annual sustainable efficiencies.

The Company's 20/20/20 plan remains unchanged. As previously guided, gold production is expected to increase 20% to 3 million ounces by 2021.  AISC are expected to decrease by 20% to approximately $700 per ounce over the same period driven by increased gold production and the ongoing focus on cost efficiencies and productivity improvements.  Building on the successful conversion of 4.7 million ounces of gold into reserves at the Century project in 2017, gold reserves are expected to increase by 20% to 60 million ounces by 2021 supported by the exploration potential and ongoing programs at Coffee, Norte Abierto (formerly Cerro Casale/Caspiche), Cerro Negro and Pueblo Viejo.

Complete production and cost guidance to 2021 is provided below. For more detailed guidance on mines and projects, please refer to our website at www.goldcorp.com.

20/20/20 Outlook

Production (+/- 5%)	Units	2018E	2019E	2020E	2021E
Gold Production[1,2]	Moz	2.5	2.7	3.0	3.0
Silver Production[1,2]	Moz	30	50	40	35
Zinc Production[1,2]	Mlbs	300	425	450	400
Lead Production[1,2]	Mlbs	160	300	250	150
Gold Equivalent Production[1,2]	Moz	3.3	4.0	4.1	4.1

Costs (+/- 5%)
AISC[1,2,3,4]	$/oz	800	750	700	700
By-product Cash Costs[1,2,5]	$/oz	450	400	400	400

Capital Expenditures (+/- 5%)
Sustaining Capital[1,2,6]	$M	550	575	575	575
Growth Capital[1,2,6]	$M	525	250	300	300
Unspent 2017 Pyrite Leach Project Capital[1]	$M	125	-	-	-
Beyond 20/20 Capital[1,2,7]	$M	100	-	-	-

Other 2018 Financial Estimates
Corporate Administration ($M)[1] (including non-cash stock compensation of $40M)	$140
Exploration Investment ($M)[1,2,8]	$125
Depreciation ($/oz)[1,2]	$485
Tax rate (%)[1,2]	40 – 45%

Footnotes

1.	Guidance projections used in this document ("Guidance") are considered "forward-looking statements" and represent management's good faith estimates or expectations of future production results as of the date hereof. Guidance is based upon certain assumptions, including, but not limited to, metal prices, oil prices, certain exchange rates and other assumptions. 2018-2019 guidance assumes Au=$1,300/oz, Ag=$19.00/oz, Cu=$2.75/lb, Zn=$1.30/lb, Pb=$1.10/lb, $1.25 CAD/USD, 19.00 MXN/USD. 2020-2021 guidance assumes Au=$1,300/oz, Ag=$18.00/oz, Cu=$3.00/lb, Zn=$1.15/lb, Pb=$1.00/lb, $1.25 CAD/USD, 19.00 MXN/USD. Such assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, Guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon Guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur.
2.	The Company has included certain performance measures, including non-GAAP performance measures, in this release, which have been calculated on an attributable (or Goldcorp's share) basis. Attributable performance measures include the Company's mining operations and projects, and the Company's share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company's operating and economic performance, and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
3.	The Company's projected all-in sustaining costs are not based on GAAP total production cash costs, which forms the basis of the Company's by-product cash costs. The projected range of all-in sustaining costs is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital, tax payments, dividends and financing costs. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization and tax payments. Due to the uncertainty of the likelihood, amount and timing of any such items, we do not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection.
4.	All-in sustaining costs is a non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces sold basis. The Company's all-in sustaining cost definition follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
5.	The Company has included a non-GAAP performance measure - total cash costs: by-product in this document. Total cash costs: by-product incorporate Goldcorp's share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company's closed mines which are non-cash in nature, and include Goldcorp's share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company's commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company's operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.
6.	Excludes capitalized exploration costs. Growth capital includes capital costs for those projects which are in execution and/or have an approved feasibility study. Projects without an approved feasibility study only include capital costs to the next stage gate.
7.	Beyond 20/20 capital expenditures can vary year over year based on study results. As project studies are completed and show adequate returns, additional funds will be committed to move projects to the next stage of development.
8.	Approximately 50% of exploration spending is considered sustaining (including expensed costs) and approximately 50% is considered as expansionary.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves  and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Goldcorp does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables,  currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/16/c1572.html

%CIK: 0000919239

For further information: Investor Contact: Etienne Morin, Director, Investor Relations, Telephone: (800) 567-6223, E-mail: info@goldcorp.com; Media Contact: Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com

CO: Goldcorp Inc.

CNW 06:00e 16-JAN-18